FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  January 2012

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....X .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX intends to delist its Senior Notes due 2016

(Mexico City, Mexico, January 19, 2012)—Teléfonos de México, S.A.B. de C.V. (“TELMEX” or the “Company”) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announces that it intends to delist its Senior Notes due 2016 (the “Notes”) from the New York Stock Exchange (“NYSE”).

TELMEX will provide written notice to the NYSE of its intent to delist.  The main purpose of delisting is to obtain efficiencies in its financial reporting and administrative costs following the completion of the recent tender offer for TELMEX shares by América Móvil, S.A.B. de C.V. (“América Móvil”).  TELMEX plans to file the related Form 25 with the Securities and Exchange Commission (SEC) shortly thereafter and expects the delisting to become effective ten days after such filing.

TELMEX will continue to be registered under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) for the time being, and the Company will carry on complying with its obligations under the Exchange Act. Once the delisting has become effective and the Company meets the criteria for terminating its reporting obligations under the Exchange Act, it intends to file Form 15F with the SEC in order to deregister all classes of its registered securities.  Immediately upon filing Form 15F TELMEX’s legal obligation to file reports under the Exchange Act will be suspended, and deregistration is expected to become effective 90 days later.

TELMEX reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

About TELMEX

TELMEX and its subsidiaries provide telecommunications services in Mexico.  The Company’s service coverage comprises the operation of the nation’s most complete local and long distance networks.  Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators.  More information about TELMEX can be accessed on the Internet at www.telmex.com.

Limitation of Liability: This press release contains certain forecasts or projections, which reflect the current views or expectations of the Company and its management with respect to its performance, business and future events.  The forecasts may include, without limitation, any statement that may predict, indicate or imply future results, performance or achievements, and may contain terms such as “believe”, “anticipate”, “expect”, “in our opinion”, “will probably result in” or any other words or phrases of similar meaning.  Such statements are subject to certain risks, uncertainties and assumptions.  Please be advised that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release.  In no event shall the Company or any of its subsidiaries, affiliates, directors, officers, agents or employees be liable to third parties (including investors) for any investment decision made or action taken in reliance on the information contained in this press release or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2012	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/ Carlos Robles Miaja Name: Carlos Robles Miaja Title: Chief Financial Officer